EXHIBIT 99.1

Costamare Inc. Announces Pricing of €100 Million Unsecured Bonds

MONACO, May 24, 2021 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its wholly owned subsidiary, Costamare Participations Plc, has successfully priced its previously announced offering of €100 million of unsecured bonds (the “Bonds”) in Greece. The Bonds will mature in 2026 and will have a coupon of 2.70%, payable semi-annually. The offering is subject to customary closing conditions, and settlement is expected to occur on May 25, 2021. The trading of the Bonds on the Athens Exchange should commence on May 26, 2021.

The net proceeds of the offering are intended to be used for repayment of indebtedness, vessel acquisitions and working capital purposes.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“We are pleased to announce the closing of the first shipping bond on the Athens Exchange. The successful bond issue further diversifies our Company’s sources of financing. The bond was issued at the low end of the yield range based on exceptionally high demand.”

The Bonds have not been registered under the Securities Act or the securities laws of any U.S. state or other jurisdiction and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. In addition, this announcement is not intended as and shall not constitute a public offer or advertisement of securities in Greece or an invitation to make offers to purchase any securities in any EEA Member State within the meaning of Art. 2(d) or 2(k) of the Prospectus Regulation respectively.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 47 years of history in the international shipping industry and a fleet of 82 containerships, with a total capacity of approximately 582,837 TEU, including one vessel under construction, five secondhand vessels that we have agreed to acquire and three vessels that we have agreed to sell. Five of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com